Exhibit 99.1

Pursuing Long-Term Sustainable Growth Progen Acquisition of CellGate February 2008

2 Safe Harbor Statement This presentation contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration prior to the commercialization of any of our product candidates, including PI-88, risks attendant to delays in obtaining the necessary approvals for clinical testing of our product candidates, risks associated with delays in patient recruitment for any planned Phase 3 clinical and other trials, delays in the conduct and completion of our clinical trials, risks associated with our failure to demonstrate adequate efficacy and safety data in any planned phase 3 clinical trials, risks associated with our inability or failure to meet applicable regulatory standards and receive regulatory approval for commercialization of any of our products, risks associated with the market acceptance of any of our product candidates, if approved for commercialization, risks associated with our inability to manufacture or otherwise obtain adequate supplies of any of our products, our future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in our filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

3 IN-LICENSING M&A GROWTH Company Strategy To better cancer patients’ lives by providing improved oncology solutions Create long term shareholder value through the discovery and development of novel cancer therapeutics PI-88 SMALL MOLECULE HEPARANASE PROGRAM PG500 SERIES Build long-term sustainable growth by: Expanding on core Progen capabilities • Preclinical development • Early clinical development • Oncology focus CellGate Acquisition • Expands portfolio • Leverages existing capabilities • Facilitates future expansion

CellGate - first step in Progen realizing our growth vision

NOW

Leading Australian biotech with strong clinical development expertise moving to Phase III

Drive development and commercialisation of PI-88

Build on discovery pipeline

Expand development pipeline

FUTURE

Leading global biotech with a long-term sustainable pipeline of products

CellGate Acquisition

www.progen-pharma.com

PROGEN PHARMACEUTICALS

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5 Investment Highlights: New Progen Product Pipeline Incorporate novel polyamine & epigenetic technology platform with large number of compounds Discovery Preclinical Phase I Phase II Phase III PI-88 post-resection HCC PI-88 melanoma PI-88 prostate cancer (AIPC) 047 –monotherapy 047 – combination PI-166 advanced HCC 500 series Preclinical Series Epigenetics Discovery Program Heparanase program

CellGate Acquisition: Technology Platform

- Technology platform focused on the polyamine analogues and epigenetic targets

Polyamine Analogues

- Polyamine metabolism is dysregulated in cancers. Cellgate's compounds compete with natural polyamines and inhibit proliferating tumour cells by inducing actors that degrade/decrease natural polyamines
- The mechanism of these products is unique and has the potential of resulting in first-in-class oncology drugs
- To date the polyamine analogues have been shown to have strong animal anti-tumor activity combined with a good safety profile

Epigenetics

- Gene silencing of tumour suppressor genes is the most studied epigenetic mechanism.
- It is mediated by enzymes such as Histone Deacethylases (HDACs) and Lysine Specific Demethylase (LSD-1)
- Many of the Cellgate polyamine platform products show activity against HDAC and LSD-1, leading to re-expression of 'silenced' tumour suppressor genes. This leads to inhibition of tumour growth in a number of pre-clinical studies
- Several products targeting HDAC are in development. Merck's Zolinza (SAHA), has been approved for cutaneous T-cell Lymphoma

www.progen-pharma.com

PROGEN PHARMACEUTICALS

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CellGate Acquisition: Infrastructure

- San Francisco location
- Dr Laurence Marton, CSO
- Established network for:
  - compound development
  - pre-clinical development
  - clinical development

- Leverage US infrastructure to broaden PI-88 coverage, accelerate PG500 development, and expand further portfolio enhancement reach

www.progen-pharma.com

PROGEN PHARMACEUTICALS

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8 CellGate Acquisition: a few notes Current CellGate infrastructure unable to meet timelines to maintain portfolio Progen restructured key agreements as part of transaction to accommodate revised timelines 11047 progressed to Phase 2 too soon Gamble that did not pay off Flexibility to pursue appropriate indications at optimal dose rates following completion of Phase 1

What are we going to do with all of this? Focus & next steps:

Product	Current Focus	Next Milestones
PI-88	• Drive Phase 3 as rapidly as possible • Focus on getting last patient in • Continue Phase 2 program • Prepare for commercialization • Prepare regulatory submission packages	▪ Commence Phase 3 ▪ Complete Phase 2 Programs ▪ Manufacturing
PG500 Series	• Completion of preclinical package • Selection of lead compounds • Prepare for IND submission • Prepare clinical development plan	▪ Selection of lead compound ▪ Pre-IND Meeting ▪ IND Submission ▪ Phase 1 Start
CGC-11047	• Re-commence Phase 1 programs • Indication expansion; Phase 2 program definition	• Complete Phase 1 • Prepare Phase 2 Programs
Polyamine / Epigenetic Platform	• Next lead compound selection • Prepare for IND submission • Prepare clinical development plan • Broaden compound portfolio for incremental indications	• Pre-IND Meeting • IND Submission • Phase 1 Start • New Compound Identification • New Compounds in Preclinical

Polyamine / Epigenetic platform provides a large portfolio of compounds for multiple indications

www.progen-pharma.com
PROGEN PHARMACEUTICALS
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Investment Highlights: Milestones



Progen contribution
Cellgate contribution
Phase II trial results for PI-88 with Taxotere
Phase I results for PI-166 in Advanced Liver Cancer
1 IND submitted for 500 Series
Phase II results for PI-88 with DTIC in Metastatic Melanoma
Phase III enrollment ends for PI-88 in HCC
Phase III trial ends for PI-88 in HCC
PI-88 NDA filed and market launch in HCC
Q1 Q2 Q3 Q4
2008
Q1 Q2 Q3 Q4
2009
Q1 Q2 Q3 Q4
2010
2011
Phase I dose escalation study for 047 program reinstated
Phase I dose escalation study for 047 combo program reinstated
047 Phase I dose escalation study results
047 Phase I combo dose escalation concluded
Decision to move to Ph 2
IND for Preclinical Compound
Phase I dose escalation study for first another product completed
Selection of lead candidate series from epigenetics discovery program

www.progen-pharma.com
PROGEN PHARMACEUTICALS
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11 CellGate deal terms Minimal upfront investment – $US2.5M payable in Progen shares and cash Future potential clinical and regulatory milestone payments to CellGate totaling $US19.5M, payable in Progen shares or cash. Shares issued at future 30 day VWAP

12 Financials and Capital Structure Current Approximate cash position ~ A$91.0 M Total shares on issue ~ 60.4 M Options on issue ~ 3.0 M Unquoted options ~ 2.8 M Retail = 48% Institutional Holders = 25% Founding business partners = 14% US NASDAQ Register = 11% Directors = 2%